

January 11, 2013

<u>Via E-Mail</u>
Andrew M. Freedman
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

>   **Re: CSP Inc.**
>   **Soliciting Materials filed under Rule 14a-12 by North & Webster LLC et al.**
>   **Filed on January 9, 2013**
>   **File No. 000-10843**

Dear Mr. Freedman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct of the company's management without factual foundation. Disclose the factual foundation for any such assertions, if available, or delete the statements as they often imply that the board breached its fiduciary duties. We note in particular the following statements:

- "…that Board has Deliberately 'Jammed' the 2013 Annual Meeting to Disenfranchise Shareholders and is Misleading Shareholders as to North & Webster's Intentions;"
- "North & Webster believes that the CSP board… has manipulated the corporate machinery in an apparent effort to entrench the Board and management by filing its preliminary proxy materials…just 40 days ahead of the February 5, 2013 date set for the 2013 Annual Meeting;"
- "The Board's egregious anti-shareholder behavior…;"

- "…we would view any attempt by the Company to proceed with the 2013 Annual Meeting as scheduled as an attempt to disenfranchise its shareholders;"
- "We also have serious concerns regarding the Board's misleading and selective disclosure of information in its preliminary proxy statement regarding us and our intentions with respect to the Company;"
- "…seriously question whether the Board will ever take its fiduciary duties seriously;" and
- "…the Board has shown a complete disregard for the best interests of all shareholders and has failed to fully and faithfully represent shareholder interests and discharge their duties."

2.   We note the following statements about the company's financial or operating performance:

- "the Company has stated it expects to lose money in Fiscal 2013;"
- "the Company operates two disparate business segments with no apparent synergies;"
- "the Company's new CEO has little to no experience running a public company nor has any experience in one of the Company's two primary business segments;"
- "Any delay in exploring options for achieving a value-maximizing transaction will only result in shareholder value being destroyed through further operating losses, especially when taking into account: (i) the considerable risks to the Company as a stand-along business, (ii) the illiquidity in the stock, and (iii) the Company's historical underperformance;"
- "We believe this destruction of shareholder value is a direct result of ill-conceived acquisitions and other internal investments proposed and executed by management and supported by the current Board;" and
- "There is no reason to believe that current management will be able to reverse the trend, given its past poor performance and inability to accurately forecast the Company's business."

Please further describe your view of the issuer's financial and operating performance. Please provide supplementally to us, and revise future filings to disclose, your support for any statements relating to the company's financial and market performance. In addition, to facilitate our review, where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3411 with any questions.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions